John Hancock Place Post Office Box 111 Boston, Massachusetts 02117 (617) 572-3130 Fax: (617) 572-9161 E-mail: pminella@jhancock.com Paula J. Minella AVP and Counsel

VIA EDGAR

July 3, 2017

Sonny Oh, Esq.

Division of Investment Management

Office of Insurance Products

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-4644

Re:

John Hancock Life Insurance Company (U.S.A.)

John Hancock Life Insurance Company (U.S.A.) Separate Account A

“Protection Variable Universal Life 2017”

Initial Registration Statement filed on Form N-6

File Nos. 811-4834 and 333-217721

Dear Mr. Oh:

This letter is in response to the comments set forth in your letter dated June 13, 2017 concerning the above-captioned filing (the “Registration Statement”). We repeat in bold face type below each comment and set forth the Registrant’s response thereto. In addition, for ease of reference, we have re-stated certain sections of the prospectus that discuss the Death Benefit Protection feature, the Persistency Credit, and the Surrender charge.

GENERAL

1. Please inform the staff whether there are any types of guarantees or support agreements with any third parties in connection with any of John Hancock’s obligations under the insurance policy being registered.

There are no such third party guarantees or support agreements.

2. It appears that the use of “Protection” in the name of the policy is derived from the Death Benefit Protection feature which is supposed to prevent a policy from going into default as stated in the first paragraph on page 26. However, that same paragraph also makes it clear that even with the feature a policy may still go into default (see also first paragraph under “Lapse risk” on page 6).

Therefore, please explain to the staff why the use of the term “Protection” in the name of the policy is not misleading. We may have additional comments.

While the Depositor’s variable universal life (“VUL”) insurance products are designed primarily to offer a death benefit, each of the VUL products has a secondary focus that is either based on an “accumulation” or a “protection” goal of the policy owner. “Accumulation” products have a strong secondary focus on cash accumulation. “Protection” products offer policy owners the most affordable premium for the amount of death benefit. Protection VUL 2017 falls into the latter category as it offers the death benefit at a lower cost when compared to the Depositor’s Accumulation VUL 2014 product.

Historically, the Depositor has named its VUL products based on this secondary focus. We have found that clearly naming our products based on the product’s secondary focus has helped sales representatives and prospective customers understand and identify the product design that is more likely to satisfy the customer’s insurance needs. While it is true that products in the Depositor’s “Protection” suite typically offer more substantial no-lapse guarantee features (e.g., Death Benefit Protection feature) than the “Accumulation” suite of products, the no-lapse guarantee is not the basis for the naming convention.

3. Use of Defined Terms

Please clearly define terms and then use them consistently throughout the registration statement. For example, under “Investment Options” on page 5, the first two sentences describe “investment options” as subaccounts of the Separate Account. Then the fourth sentence refers to “variable investment options” which are then referred to as “investment accounts” in the next sentence. Please also refer to the first sentence under “Table of Investment Options …” on page 15, which refers to “Separate Account Investment option.”

The sixth sentence of the paragraph then defines fixed account and investment accounts as “accounts,” but in the second bullet point in the next section, “Surrender of the policy,” the term “investment options” is used. Should “accounts” be used to refer to both the Separate Account and fixed account?

The Registrant has made consistent the references to the variable investment accounts and the fixed account. All references to a variable account are identified as “variable investment account.” All references to any fixed account are identified as “fixed account.”

PROSPECTUS

4. Summary of Benefits and Risks (page 4)

Please add the last two sentences of the corresponding fuller discussion of withdrawals on page 31 to “Withdrawals” on page 5.

The Registrant has added the following at the end of the section titled “Summary of policy benefits — Withdrawals”: Withdrawals will reduce your Persistency Measure; this means any withdrawal may reduce the amount of Persistency Credit you receive over the long term. Withdrawals will reduce the Death Benefit Protection Value, which could result in a shorter duration of the Death Benefit Protection feature.

5. Fee Tables (page 8)

a. Please confirm the premium tax range provided in the last sentence of the second paragraph of the preamble.

The Registrant confirms that the premium tax range provided in the last sentence of the second paragraph of the preamble is accurate.

b. Please make sure that the representative insured person described in footnote 2 to the Periodic Charges table on page 9 is the same as provided in all other applicable footnotes, i.e., should be “male preferred non-smoker.”

We have revised footnote 2 to the Periodic Charges table as follows: The representative insured person rate shown is the rate for a 55-year old male preferred non-smoker underwriting risk.

c. For Cost of insurance charge on page 11, please round the maximum charge to two decimal places.

Registrant has revised the Maximum charge for the cost of insurance in the Periodic Charges Other Than Fund Operating Expenses table on p. 9 as follows:     $0.08.

d. In the table of investment options and subadvisers beginning on page 15, please consider retaining disclosure identifying the relevant index tracked by certain index funds including the following:

International Equity Index B,

Mid Cap Index,

Mid Cap Stock,

Small Cap Growth,

Small Cap Index,

Small Cap Value, and

Small Company Value.

Our current disclosure aligns with the requirements of Item 4(c) of Form N-6, which requires a brief statement of the portfolio’s investment objective. The investment objectives disclosed align with the objectives disclosed in the corresponding prospectus for the portfolio, which does not currently include indices.

6. Description of John Hancock USA (page 19)

Please provide the address of the depositor. Item 4(a).

Registrant will add the following to the first paragraph under the section titled “Description of John Hancock (USA)”: Our executive office is located at 197 Clarendon St., Boston, MA 02117.

7. The death benefit

a. The minimum death benefit (page 21)

Please explain the basis for eliminating the guideline premium test as a second option by which an owner can qualify his/her policy as life insurance under Federal law including why it is permissible to do so.

In order to satisfy section 7702 of the Internal Revenue Code (“the Code”), a variable contract must be a life insurance contract under applicable (state or foreign) law and must meet, at all times, either (1) a cash value accumulation test, or (2) (A) meets the guideline premium requirements, and (B) falls within the cash value corridor test. Section 7702 of the Code does not require that both tests be made available.

b. Please retain the subsections: “Tax consequence of coverage changes” and “Ways in which we pay out policy proceeds” and applicable disclosure (revised as appropriate).

(1) The applicable disclosure under the “Tax consequence of coverage changes” subsection appears as the last paragraph under the “Change of death benefit options” subsection on page 21.

(2) The applicable disclosure under the “Ways in which we pay out policy proceeds” subsection appears in the “When we pay policy proceeds” subsection on page 37.

8. Death Benefit Protection (page 26)

a. Please confirm whether “DBPV” should appear in lieu of “policy value” at the end of the second to last sentence of the first paragraph.

The Registrant confirms that “policy value” should appear in lieu of “DBPV” at the end of the second to last sentence of the first paragraph. The Death Benefit Protection feature is not meant to protect a policy from default in the instance where a policy owner has taken too much policy debt, i.e., where the policy debt exceeds the policy value. Please note this sentence now appears as the first sentence of the third paragraph of the Death Benefit Protection feature, as provided in the Registrant’s response to Comments 8. b. and c.

b. Please provide more details as to how the DBPV is calculated and in doing so please explain in plain English how exactly the Death Benefit Protection feature helps prevent a policy from going into default.

c. In the second to last paragraph on page 26, please expand the disclosure to explain how each factor may lengthen or shorten the duration of the Death Benefit protection feature.

In response to the staff’s Comments 8.b. and 8.c. above, the Registrant has revised the disclosure under the Death Benefit Protection section as follows:

Your policy is issued with the Death Benefit Protection feature that prevents your policy from going into default in certain circumstances, as described below, even if your net cash surrender value falls to zero or below. The Death Benefit Protection feature does not provide you with any additional death benefit amount or any increase in your policy value and it does not provide any type of investment performance guarantee.

The Death Benefit Protection feature prevents your policy from going into default as long as the Death Benefit Protection Value less policy debt is greater than zero and the policy debt does not exceed the policy value. The Death Benefit Protection Value (“DBPV”) is determined in a similar manner to the policy value determination described in this prospectus except that it has a separate set of notional charges and values. On the Issue Date, the DBPV is set equal to zero. Each time a premium is paid, the premium less a DBPV Premium Charge, shown in the Table of Rates section of your policy, is added to the Death Benefit Protection Value. Each time a monthly deduction is taken from the policy value, a DBPV Administrative Charge, a DBPV Face Amount Charge, and a DBPV Cost of Insurance Charge are taken from the Death Benefit Protection Value. The DBPV Administrative Charge, the DBPV Face Amount Charge, and the DBPV Cost of Insurance Charge (the “DBPV Monthly Deductions”) are shown in the Table of Rates section of your policy. Interest is credited to the Death Benefit Protection Value at a fixed rate of interest equal to the DBPV Annual Interest Rate, which is shown in the Table of Rates section of your policy. Each time an amount is deducted from the policy value for any reason other than to take a monthly deduction (e.g., when you take a withdrawal) the Death Benefit Protection Value is adjusted. No Persistency Credits or investment losses or gains will be applied to the Death Benefit Protection Value.

The Death Benefit Protection feature prevents your policy from going into default as long as the Death Benefit Protection Value less policy debt is greater than zero and the policy debt does not exceed the policy value. For example, if you only had $50 of net cash surrender value, but had a $100 monthly deduction, your policy value would not be sufficient to pay the monthly deduction on that monthly deduction date. In this example, if the Death Benefit Protection feature was in effect, it would prevent your policy from otherwise going into default due to insufficient net cash surrender value.

The Death Benefit Protection feature will go into default at the beginning of any policy month in which the Death Benefit Protection Value less policy debt is less than or equal to zero after we deduct the DBPV Monthly Deductions that are due for that month. If the Death Benefit Protection feature is in default, we will notify you of that fact and allow a 61-day grace period in which you may make a premium payment sufficient to keep the policy from going into default (the “Death Benefit Protection Default Payment”). This required payment, as described in the notification, will be the amount necessary to bring the Death Benefit Protection Value less policy debt to zero, plus the amount necessary to keep the Death Benefit Protection Value less policy debt above zero for the next three policy months. If the Death Benefit Protection Default Payment is not paid by the end of the grace period, then the Death Benefit Protection feature will terminate. This feature cannot be reinstated after it terminates. At least 30 days prior to termination of the feature, we will send a notice to your last known address, specifying the amount you must pay to bring the feature out of default. If we have notice of a policy assignment on file at our Service Office, we will mail a copy of the notice of the amount due to the assignee on record.

The DBPV charge rates and interest rates are set at issue and reflect the age, sex and risk class of the insured person, as well as any additional rating and supplementary benefits, if applicable. The Death Benefit Protection feature may be impacted by certain policy changes because of the effect such policy changes has on the DBPV Monthly Deductions described above. Such changes include, but are not limited to the following: (i) a reduction in Face Amount, (ii) a death benefit option change, (iii) any change in the supplementary benefits added to the policy, (iv) any change in the risk classification of the insured person, or (v) withdrawals. Additionally, withdrawals reduce the DBPV by the amount of the withdrawal. For example, if the DBPV was equal to $2,000 at the time that you take a $3,000 withdrawal, then the DBPV would be reduced by the amount of that withdrawal to an amount that is less than zero, and your Death Benefit Protection Feature would then be in default.

9. Persistency Credit (page 28)

a.	Please provide more details as to how the Persistency Credit and Persistency Measure are calculated.

b.	In the last paragraph of this section on page 28, please specify the factors including a brief explanation as to how each factor may impact the value of the Persistency Credit.

In response to the staff’s Comments 9.a. and 9.b. above, the Registrant has revised the disclosure under the Persistency Credit section as follows:

Beginning in policy year six, we will calculate a Persistency Credit to be applied to your policy value on each monthly deduction date. The Persistency Credit is determined on the basis of a notional value referred to as the Persistency Measure. The Persistency Measure is determined in a similar manner to the policy value except that it has a separate set of notional charges and values.

Generally, the Persistency Credit is equal to the Persistency Measure times the Persistency Measure Ratio, minus the policy value. However, in limited circumstances, the resulting Persistency Credit may be reduced as described below under “Special considerations.” The Persistency Credit will never be less than zero. The Persistency Credit will be allocated automatically to each variable investment account and/or fixed account from which, and in the same proportion as, we are taking your monthly deductions.

On the Issue Date, the Persistency Measure is set equal to zero. Each time a premium is paid, the premium less a Persistency Measure Premium Charge, shown in the Table of Rates section of your policy, is added to the Persistency Measure. Each time a monthly deduction is taken from the policy value, a Persistency Measure Administrative Charge, a Persistency Measure Face Amount Charge, a Persistency Measure Asset-Based Risk Charge, and a Persistency Measure Cost of Insurance Charge are taken from the Persistency Measure. The Persistency Measure Administrative Charge, the Persistency Measure Face Amount Charge, Persistency Measure Asset-Based Risk Charge, and the Persistency Measure Cost of Insurance Charge are shown in the Table of Rates section of your policy. Interest is credited to the Persistency Measure at a fixed rate of interest equal to the Persistency Measure Annual Interest Rate, which is shown in the Table of Rates section of your policy. Each time an amount is deducted from the policy value for any reason other than to take a monthly deduction (e.g., when you take a withdrawal) the Persistency Measure is reduced by the same ratio as the policy value is reduced.

On each monthly deduction date, three Persistency Measure Adjustment Components are calculated and added to the Persistency Measure.

The first component is equal to the sum of Persistency Measure Adjustment Factor A and Persistency Measure Adjustment Factor B, multiplied by an amount equal to the Persistency Measure minus the greater of cash surrender value or an amount equal to the Persistency Measure Ratio times the Persistency Measure, divided by 1000. On any monthly deduction date that the Persistency Measure Cost of Insurance Charge is equal to zero, the Persistency Measure Adjustment Factor B will be excluded from the calculation above. For example, for a male preferred non-smoker issue age 55 in policy year 10, the Persistency Measure Ratio is 70%, the Persistency Measure Adjustment Factor A is 3.009027, and the Persistency Measure Adjustment Factor B is 0.009000. If the Persistency Measure is $89,058.10 and cash surrender value is $52,244.09, then the first component would be (3.009027+0.009000) × (89058.10 – max (52244.09, 70%×89058.10)) ÷1000 = 80.63. The Persistency Measure Ratio, Persistency Measure Adjustment Factor A, and Persistency Measure Adjustment Factor B are shown in the Table of Rates section of your policy.

The second component is equal to Persistency Measure Adjustment Factor C, multiplied by the greater of zero and an amount equal to the Persistency Measure minus the Persistency Measure Adjustment Factor D multiplied by the Face Amount, divided by 1000. For example, for a male preferred non-smoker issue age 55 in policy year 10, the Persistency Measure Adjustment Factor C is -0.427084 and the Persistency Measure Adjustment Factor D is 0.096158. If the Persistency Measure is $89,058.10 and the Face Amount is $1,000,000, then the second component would be -0.427084 ×max (0, 89058.10 -0.096158×1,000,000) ÷1000 = 0. Persistency Measure Adjustment Factor C and Persistency Measure Adjustment Factor D are shown in the Table of Rates section of your policy.

The third component is equal to the change in policy value due to the performance of the selected variable investment accounts and any interest credited to the fixed account and the loan account over the prior month, less the Persistency Measure Monthly Interest Adjustment Factor A multiplied by the policy value on the prior processing date, less Persistency Measure Monthly Interest Adjustment Factor B multiplied by the policy debt on the prior Processing date. For example, for any given policy, the Persistency Measure Monthly Interest Adjustment Factor A is 0.3408%. If the policy value is fully allocated to the variable investment accounts, the policy does not have any loans, the variable investment accounts you selected lost $100 in any given month, and the policy value on the prior processing date is $52,946.80, then the third component would be equal to $100 minus the results of 52,946.80 multiplied by 0.3408% (100 – 52946.80×0.3408% = -80.44). The Persistency Measure Monthly Interest Adjustment Factor A and Persistency Measure Monthly Interest Adjustment Factor B are shown in the Table of Rates section of your policy.

As described above, the value of the Persistency Credit applied to your policy is affected by the amounts and timing of the premiums that you pay into the policy, and how well the investment options you select perform. This means that the value of your Persistency Credit may be smaller—or possibly you will receive no Persistency Credit at all—if you minimally fund your policy and/or if the variable investment accounts you select perform poorly.

An important consideration as to the amount of Persistency Credits, if any, that we will apply to your policy value is the length of time that you own the policy. The Persistency Credits are designed to enhance the long-term performance of your policy value.

Special considerations

The Persistency Credit will be limited to an amount equal to the Persistency Measure minus the Persistency Credit Adjustment A. Persistency Credit Adjustment A is shown in the Table of Rates section of your policy.

The Persistency Credit will also be limited to an amount that is based on the difference between the current cost of insurance rates and the guaranteed cost of insurance rates. This means that changes to the current cost of insurance rate (subject to the guaranteed maximum rate) can therefore affect how much Persistency Credit you may receive. This limit will not apply if the difference between the maximum cost of insurance rate and the current cost of insurance rate is at least equal to Persistency Credit Adjustment B. In the most extreme circumstance, when the difference between the maximum cost of insurance rate and the current cost of insurance rate is zero, the Persistency Credit will be limited to an amount equal to the net policy value times Persistency Measure Cap Factor. The Persistency Measure Cap Factor and the Persistency Credit Adjustment B are shown in the Table of Rates section of your policy.

As explained above, many factors may impact the value of Persistency Credit applied to your policy value. You can see the effect that changes to these factors have on the policy value by requesting an illustration at various assumptions.

10. On page 30, please disclose whether the DCA and asset allocation balancer programs can be used together.

Registrant will add the following sentence to the section titled “Dollar cost averaging:”

This program may be used in conjunction with the asset allocation balancer program detailed below.

Registrant will add the following sentence the section titled “Asset allocation balancer transfers:”

This program may be used in conjunction with the DCA program detailed above.

11. Surrender and withdrawals – Withdrawals (page 30)

a.	In the second paragraph on page 31, please also briefly explain by example how withdrawals reduce the death benefit under Option 2.

The Registrant will revise the second paragraph under the “Withdrawals” subsection as follows:

Withdrawals will reduce your death benefit under Option 1 or Option 2 (see “The death benefit”). If Option 1 is in effect, withdrawals will reduce the death benefit by reducing the Face Amount. If Option 2 is in effect, withdrawals will reduce the death benefit by reducing the policy value.

b.	In the last paragraph of the subsection on page 31, please expand the disclosure to explain how withdrawals reduce both the Persistency Measure/Credit and the Death Benefit Protection Value and shorten the duration of the Death Benefit Protection feature.

The Registrant will revise the last paragraph of the “Withdrawal” subsection as follows:

Withdrawals will reduce your Persistency Measure; this means a withdrawal may reduce the amount of Persistency Credit you receive over the long term (see “Persistency Credit”). Withdrawals will reduce the Death Benefit Protection Value; this means the Death Benefit Protection feature would be more likely to go into default (see “Death Benefit Protection”).

12. Policy Loans (page 31)

a.	Please explain in plain English what is meant by “projecting” in the first bullet point.

b.	Please define the term “Minimum Fixed Account Annual Rate” in the first bullet point.

c.	Please revise to explain how the first bullet point relates to the calculation of the “Available Loan Value.”

In response to the staff’s comments in 12 a., b., and c. above, the Registrant has revised the first paragraph, including the 3 bullets, as follows:

You may borrow from your policy at any time by completing a form satisfactory to us. The maximum amount you can borrow is the Available Loan Value. The Available Loan Value is equal to the net cash surrender value on the date you apply for a loan, minus any monthly deductions or applicable loan interest due from the date you apply for the loan until the end of the policy year, plus any interest payable on your cash surrender value at the Minimum Fixed Account Annual Rate through the end of the year. The Minimum Fixed Account Annual Rate is the minimum annual rate of interest applied to the fixed account as shown in your Policy Specifications page.

d.	In the last paragraph under “Effects of policy loans,” please expand on the disclosure to explain how policy loans will impact the Persistency Credit and Death Benefit Protection Value. Alternatively, please provide a cross-reference to those sections that already provide such explanations.

The Registrant has expanded the disclosure and provided the requested cross-reference as follows:

As described above, the amount of the loan is deducted from the variable investment accounts and any fixed account and placed in a special loan account. The special loan account will generally have different rates of investment return than the variable investment accounts and fixed account. This means policy loans may affect the overall investment performance and/or interest you earn that may result in a lower Persistency Measure and resulting Persistency Credit (see “Persistency Credit”). Policy loans will also reduce the Death Benefit Protection Value, which could cause the Death Benefit Protection feature to be in default (see “Death Benefit Protection”).

13. Description of charges at the policy level – surrender charge (page 33)

a.	In the first sentence please add that the surrender charge also applies upon a decrease of Face Amount.

b.	The explanation of the calculation of the surrender charge on page 33 is very ambiguous in part due to the lack of disclosure of how the surrender charge is actually calculated and showing the calculations that lead to the values disclosed in the example.

For example:

i)	disclose the “Maximum Percentage of Surrender Charge” and please provide at least a range of such charges (was previously disclosed in full);

ii)	disclose what the “amount calculated” in prong (a) is and how is it calculated;

iii)	disclose the “Surrender Charge Limit Premium” and provide at least a range of such charges; and

iv)	the example on page 34 should be clearer as to how the various values were determined. Please revise accordingly.

In response to the staff’s Comments 13. a. and b. (i), (ii), (iii), and (iv) above, the Registrant has revised the disclosure under “Surrender charge” as follows:

Surrender charge - During the first ten policy years, we will deduct a surrender charge if you surrender the policy, make a withdrawal that reduces the Face Amount, request Face Amount reductions cumulatively exceeding 10% of your Face Amount at issue, or your policy lapses. We deduct this charge to compensate us for sales expenses that we would otherwise not recover in the event of early lapse, surrender or certain Face Amount reductions. The surrender charge is equal to the Maximum Percentage of Surrender Charge shown in your Policy Specifications page multiplied by the lesser of (a) and (b) where:

(a) is the dollar amount indicated in the Policy Specifications page in part (a) of the Surrender Charge formula, and

(b) is the dollar amount indicated in the Policy Specifications page in part (b) of the Surrender Charge formula, plus 20% of premiums paid to date over the Surrender Charge Limit Premium, indicated in the Policy Specifications page.

For example, for a policy issued to a male age 55 preferred non-smoker with a $1,000,000 death benefit and no optional riders that is surrendered in month 1 of policy year 1, the applicable Maximum Percentage of Surrender Charge is 100%, the Surrender Charge Limit Premium is $20,010.00, part (a) is $33,494.20, and part (b) is $31,271.14 plus 20% of premiums paid to date in excess of the Surrender Charge Limit Premium. If the total premiums paid to date as of the surrender date are $15,000, such premiums would not exceed the Surrender Charge Limit Premium, which means that part (b) would be equal to $31,271.1. Since part (b) would be less than part (a) the final Surrender Charge would be equal to $31,271.14.

The table below shows the Surrender Charge Limit Premium and the applicable Maximum Percentage of Surrender Charge for each policy year during the surrender charge period. The Maximum Percentage of Surrender Charge is proportionately reduced each month of the policy year. This table applies only if the insured is a male age 55 preferred non-smoker. These factors may vary depending on your insurance risk characteristics.

Surrender Charge Period (Policy Year)	Surrender Charge Limit Premium	Maximum Percentage of Surrender Charge
1	$20,010.00	100.00%
2	$40,020.00	97.51%
3	$60,030.00	95.21%
4	$80,040.00	92.86%
5	$100,050.00	90.48%
6	$120,060.00	82.00%
7	$140,070.00	79.00%
8	$160,080.00	64.00%
9	$180,090.00	51.00%
10	$200,100.00	33.00%
11+	$0	0.00%

A pro-rata portion of the surrender charge will be deducted from the policy value in instances where your requests for Face Amount reductions cumulatively exceed 10% of your Face Amount at issue. An approved decrease will take effect on the monthly deduction date on or following the date we approve the request. We will impose a surrender charge on withdrawals you take that reduce your Face Amount (see “Surrender and withdrawals—Withdrawals”).

In further response to the staff’s Comments 13. b. (i) and (iii) above, the Registrant has provided an example of Surrender Charge Limit Premium and Maximum Percentage of Surrender Charge for a representative insured in the prospectus. However, since the Surrender Charge Limit Premium and Maximum Percentage of Surrender Charge are components to the surrender charge, we did not provide a range for each component. Instead, we respectfully refer to the staff to the range of the resulting surrender charge in the “Fee Table” section.

14. Other Policy benefits, rights and limitations (page 36)

a. At the end of the first sentence under “Healthy Engagement Rider,” please add “based upon the insured’s ongoing participation in activities that promote a healthy lifestyle” (as it appeared when rider was first added to “Accumulation Variable Universal Life 2014” (“AVUL”) in post-effective amendment no. 2 filed on Form N-6 on July 2, 2015, File Nos. 811-4834 and 333-193994).

Registrant will revise the first sentence under “Healthy Engagement Rider” so that it includes the requested disclosure.

b. Please highlight the third sentence in the first paragraph on page 37.

Registrant will highlight the third sentence in the fourth paragraph under the section titled “Healthy Engagement Rider” as requested.

15. Please highlight the second to last sentence of the second paragraph under “Return of Premium Death Benefit Rider” on page 40.

The Registrant will highlight the second to the last sentence of the second paragraph under the “Return of Premium Death Benefit Rider” as requested.

16. Under “Delay to challenge coverage” on page 42, please disclose the maximum time limit for the company to challenge a policy’s validity.

The Registrant will revise the “Delay to challenge coverage” section by adding the following sentence as the last sentence of that section:

“The longest limit is two years, except in cases of fraud.”

STATEMENT OF ADDITIONAL INFORMATION

17. The section “Legal and Regulatory Matters” on page 2 should go into the prospectus. Item 13.

Registrant will remove the “Legal and Regulatory Matters” section from the Statement of Additional Information and include it in the prospectus after the section titled “Registration statement filed with the SEC” and before the section of the prospectus titled “Independent registered public accounting firm.”

18. Please disclose the significance of file numbers listed at the end of the “Special purchase programs for eligible classes” on page 4.

The Statement of Additional Information is for all currently effective variable life registration statements for which John Hancock Life Insurance Company Separate Account A is the Registrant. For additional clarity, we include each ’33 Act number that is currently effective under Separate Account A.

19. Financial Statements, Exhibits, and Certain Other Information

Any financial statements, exhibits, and any other required disclosure not included in this registration statement must be filed by pre-effective amendment to the registration statement.

Registrant will include financial statements and any additional exhibits by pre-effective amendment.

20. Variable Investment Account changes

The Registrant will not offer the Alpha Opportunities variable investment account under PVUL 17, and has updated the list of variable investment accounts, the Portfolio Annual Expenses table and the Table of Investment Options and Investment Sub-advisers on pages 1, 11 and 16, respectively, of the prospectus to reflect this change. The Registrant has added the following variable investment accounts to PVUL 17: Lifestyle Balanced PS, Lifestyle Conservative PS, and Lifestyle Moderate PS. The list of variable investment accounts, the Portfolio Annual Expenses table and the Table of Investment Options and Investment Sub-advisers on pages 1, 11 and 16, respectively, of the prospectus have been updated to reflect the addition of these variable investment accounts.

21. Overloan Protection Rider

The Registrant will not offer the Overloan Protection Rider (“Rider”) on PVUL 17. We will remove all references to the Rider in the prospectus, including the “Rider Charges” table on page 10 and the “Optional supplementary benefit riders you can add” section on page 32.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

The registrants and principal underwriter intend to make an oral request for acceleration of effectiveness of the Registration Statements, as permitted by Rule 461(a) under the 1933 Act. Accordingly, in order to comply with the second sentence of Rule 461(a) the transmittal letter for a pre-effective amendment of each Registration Statement will state that intent and state that the registrant and principal underwriter are aware of their obligations under the 1933 Act. Those letters will also include the acknowledgments set forth in the above three bullet points.

Registrants intend to request acceleration of the effective date of the registration statement to July 14, 2017, and will include the requested language from Rule 461(a) in the transmittal letter for the pre-effective amendment.

Very truly yours,

/S/ Paula J. Minella